John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law Group
2041 West 141st Terrace, Suite 119
Leawood, KS  66224
Phone: 913.660.0778   Fax: 913.660.9157
 john.lively@1940actlawgroup.com

November 10, 2011

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Ms. Hatch:

On August 9, 2011, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 45 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 46 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement.  The Amendment was filed for the purpose of adding one new series portfolio to the Trust – the Kovitz Intrinsic Value Fund (“Fund”).1

On October 3, 2011, you provided comments to me relating to the Amendment.  This letter responds to those comments.  For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.  Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”).

The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Fund Summary – Fees and Expenses of the Fund

1.	Comment:	Please confirm there should be no line item for “acquired fund fees and expenses” (i.e., that any investments in other investment companies will be less than 1 basis point).

Response:	The Trust confirms that the “acquired fund fees and expenses” related to any investments by the Fund in other investment companies are estimated to be less than 1 basis point.

1	Note that since the Trust has filed the Amendment, the Trust has changed the name of the Fund to the Green Owl Intrinsic Value Fund.

Ms. Laura Hatch
U.S. Securities and Exchange Commission
November 10, 2011

2.	Comment:
With respect to footnote 1 and the disclosure that the Rule 12b-1 plan will not be activated prior to February 28, 2013, please confirm that should the Fund activate the plan it would update the prospectus prior to doing so.

Response:	The Trust has removed this disclosure as a determination has been made not to have a Rule 12b-1 plan for this Fund at this time.

Fund Summary – Principal Investment Strategy

3.	Comment:	Please disclose whether the Fund’s investment strategies will be limited to investing in a specific capitalization range.

Response:                                The Trust has revised the disclosure as you have requested.

4.           Comment:                                Please disclose if the Fund will invest in emerging markets securities.

Response:                                The Trust’s principal investment strategies do not include investing in the securities of issuers in emerging markets.  Accordingly, no disclosure has been added to address this comment.

5.	Comment:
In the fourth paragraph in this section, the disclosure states that the Adviser “uses a combination of qualitative and quantitative analysis to select equity securities in which the Fund will invest.”  Please disclose whether the Adviser has a specific starting universe to which it applies this analysis.

Response:                                The Trust has revised the disclosure as you have requested.

Fund Summary – Principal Risks

6.	Comment:	If the Fund may invest in emerging markets and discloses such in response to Comment #4 above, please add corresponding risk disclosure in this section.

Response:                                Please refer to the response to Comment #4.

7.	Comment:	If the Adviser is new to managing a mutual fund, please add “new adviser” risk.

Response:	The Adviser does have experience in managing other mutual funds. Accordingly, no disclosure has been added regarding “new adviser” risks.

Frequent Purchases and Redemptions

8.	Comment:
In the second paragraph, the Trust provides that the Board of Trustees does not believe market timing is a significant risk for the Fund given the types of securities in which it invests.  Since the Fund will invest in foreign securities, please explain why there is not a significant risk of market timing.

Ms. Laura Hatch
U.S. Securities and Exchange Commission
November 10, 2011

Response:        The Trust’s Board of Trustees has made a business determination that the composition of securities that are generally anticipated to be in the Fund’s portfolio will not make the overall Fund be subjected to market timing.  While the Fund’s ability to invest in foreign securities is a principal investment strategy, it is not anticipated that the Fund’s overall exposure to foreign securities will generally comprise a significant percentage of the portfolio – thus, the impact of market movements between market closes should generally be minimal.  Just as importantly, it is anticipated that the Fund’s holding of foreign securities will consist primarily of ADRs, which would generally trade during the times that most of the Fund’s portfolio securities would trade.

Administrative and Processing Support Payments

9.	Comment:	Please confirm that the payments referenced in this section would be included in the “other expenses” line item of the fee table contained in the summary section of the Fund’s prospectus.

Response:
The Trust confirms that amounts associated with “Administrative and Processing Support Payments” would be included in the “other expenses” line item of the fee table contained in the summary section of the Fund’s prospectus.

Management of the Fund

10.	Comment:	In the second paragraph describing certain expenses excluded from the expense limitation agreement, Rule 12b-1 fees are not noted while they are noted in footnote 3 to the fee table. Please clarify.

Response:          The Trust has revised the disclosure as you have requested.

Appendix – Adviser’s Prior Performance

11.	Comment:
The disclosure notes that the Kovitz Investment Group has been independently verified for the periods January 1, 1997 through December 31, 2010.  Please disclose the independent party that conducted the audit or verification and, as an exhibit to the registration statement, include a consent from the party who conducted the verification or the audit.

Response:
The Trust has revised the disclosure such that it no longer indicates that the prior performance has been independently verified.  Accordingly, the Trust will not include a consent as an exhibit to the filing.

12.	Comment:	Please disclose if the calculation of the performance shown in the prior performance table differs from the standard method proscribed by Form N-1A.

Response:                                The Trust has revised the disclosure.

13.	Comment:
Please revise the last sentence of the third paragraph to indicate that the investment objectives, policies and strategies of the discretionary advisory account are substantially similar to those that will be utilized by the Fund.

Ms. Laura Hatch
U.S. Securities and Exchange Commission
November 10, 2011

Response:
The Trust has revised the disclosure in this section to indicate that the investment objectives, policies and strategies of the discretionary advisory account are substantially similar to those that will be utilized by the Fund.

14.	Comment:
In the fourth paragraph, it is noted that as of January 1, 2000, the composite no longer includes portfolios managed by a manager that made a change in investment style.  Prior to this date, were portfolios managed by this manager, and if so, were those accounts managed utilizing investment objectives, strategies and policies that are substantially similar to those that will be utilized by the Fund.

Response:
The Adviser has confirmed that prior to January 1, 2000, the portfolios referenced above were managed by the manager referenced above.  Additionally, these portfolios were managed utilizing investment objectives, strategies and policies that are substantially similar to those that will be utilized by the Fund.

15.	Comment:	Please verify that the prior performance is presented net of any sales loads and, if so, please disclose.

Response:	The prior performance is presented net of any sales loads and the Trust has revised the disclosure to reflect this fact.

16.	Comment:
The seventh paragraph describes “carved out” assets of multiple asset class portfolios.  The staff does not believe that any accounts should be carved out and that if any accounts are carved out, the related performance should be excluded.

Response:
The Trust has revised the prior performance presentation to reflect the performance of all accounts that were managed exclusively using the Adviser’s equity strategy.  No accounts that were managed exclusively according to this strategy were excluded from the presentation where the exclusion would have a material impact on the performance presentation.

17.	Comment:	In the paragraph beginning with “the private accounts are not subject to the same expenses,” please add that the use of the Fund’s expense structure would have lowered the performance results.

Response:          The Trust has revised the disclosure.

18.	Comment:	The performance table is not permitted to show the gross return; please remove the first column. Additionally, the 1, 5, and 10 year average annual returns must be presented.

Response:	The Trust has revised the disclosure and is now only including the net of fees disclosure for the 1, 3, 5 and 10 year periods (as well as the benchmark returns for those same periods).

20.	Comment:
On the performance table, the columns to the right of the column on dispersion, and including the column on dispersion, may remain if they are explained clearly in the footnotes.  Please add clarifying disclosure.

Ms. Laura Hatch
U.S. Securities and Exchange Commission
November 10, 2011
Response:          The Trust has removed these disclosures.

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The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively
John H. Lively